

April 18, 2014

<u>Via E-mail</u>
Ehud Mokady
Chief Executive Officer and President
Cyber-Ark Software Ltd.
94 Em-Ha' moshavot Road
Park Azorim, P.O. Box 3143
Petach Tikva 49130, Israel

> **Re: Cyber-Ark Software Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted March 24, 2014**
> **CIK No. 0001598110**

Dear Mr. Mokady:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need

sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

3.   As soon as practicable, please provide us with copies of any artwork or graphics that you intend to include in your prospectus.

4.   We note that you have not provided any exhibits with your submission. Please allow us sufficient time to review the exhibits and be advised that we may issue additional comments.

Summary

Overview, page 1

5.   Please provide support for the following claims in the summary and business sections:
   - "We are a global leaders and pioneer of a new layer of IT security solutions…," (page 1);
   - "[A]n estimated 90% of organization have suffered a cybersecurity breach," (page 1); and
   - "Despite significant investments in perimeter-based threat protection solutions, most enterprises are still being breached," (page 66).

6.   Regarding the information from third parties cited in your prospectus, such as the data provided by Gartner, IDC, Mandiant, and Verizon, please tell us whether any of the data was prepared for you or for the offering. Also, provide us with supplemental copies of the reports that you cite and from which the data in the prospectus is extracted. Mark the reports appropriately to designate the portions you rely upon in making the statements in the prospectus.

Risk Factors

If we are unable to adequately protect our proprietary technology…, page 19

7.   Identify those foreign countries in which you currently or are likely to operate that do not protect a company's intellectual property to the same extent as the United States.

As a foreign private issuer…, page 25

8.   Please expand your risk factor to disclose that as a foreign private issuer you are not subject to Regulation FD. Further disclose, as an example of the more detailed reporting requirements of domestic issuers, that, should you lose your foreign private issuer status,

you would be required to disclose the annual compensation of your executive officers on an individual basis rather than in the aggregate.

Use of Proceeds, page 35

9.   You state that you may use the proceeds for "sales and marketing expenditures…and research and development." Please revise to provide a break down of the net amount of the proceeds into each intended use. Refer to Item 3.C of Form 20-F.

Dilution, page 37

10.   Please clarify the paragraph immediately below the dilution table on page 37 to disclose the change in the pro forma as adjusted net tangible book value per share and the dilution in pro forma net tangible book value per share to new investors as a result of a $1.00 increase.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 42

11.   Please tell us what consideration you gave to disclosing the actual renewal rates for the last three completed fiscal years and providing a discussion explaining the change in renewal rates.

12.   On page 48, you disclose that growth in revenues was most pronounced in Europe. In contrast, you disclose on page 50 that revenue growth was most pronounced in the United States. It appears that you should include a discussion of the factors that contributed to the shift in revenue growth from the U.S. to Europe and, to the extent this shift is reflective of a material trend, expand your overview discussion accordingly.

Key Financial Metrics, page 43

13.   We note that you regularly review a number of key metrics including revenues, non-GAAP operating income, non-GAAP net income, net cash flows provided by operating activities and total deferred revenues. Tell us any other metrics you consider to evaluate growth trends, establish budgets, measure the effectiveness of your sales and marketing efforts and assess operational efficiencies. We refer you to Section III.B.1 of SEC Release 33-8350.

14.   Please expand your disclosure to explain the reason for the changes behind each of your key metrics other than revenues, which you discuss elsewhere.

Comparison of Period to Period Results of Operations, page 47

15.   There are several instances where two or more sources of a material change have been identified, but the dollar amounts and proportionate contribution for each source are not disclosed. For instance, you disclose on page 49 that maintenance revenues increased by $6.0 million from $16.3 million in 2012 to $22.3 million in 2013 due to continued renewals of maintenance and support contracts, the incremental maintenance contracts associated with new licenses and demand for professional services. As another example, you disclose on page 50 that sales and marketing expenses increased by $10.7 million, or 48.7%, from $22.1 million in 2012 to $32.8 million in 2013 due to an increase in salaries and benefits with the remainder of the increase being attributable to increased investment in marketing programs. Please revise to quantify the amount that each source contributed to a material change. In addition, you should remove vague terms such as "primarily" in favor of specific quantifications. We refer you to Item 5.A of the Instructions to Form 20-F and Section III.D of SEC Interpretive Release 33-6835.

16.   Please revise your disclosures to clarify the extent to which changes in your license, maintenance and service revenues are attributable to changes in prices and volume. We refer you to Item 5.A of the Instructions to Form 20-F.

Comparison of the Years Ended December 31, 2012 and 2013

Revenues, page 48

17.   Refer to the first paragraph on page 49. Please disclose why you do not expect professional services to increase as a percentage of revenues.

18.   You disclose on page 50 that during FY 2012 the price of your products did not change significantly from the prior year. Tell us why you have not provided equivalent disclosure when comparing revenues from fiscal years 2013 and 2012, or provide the disclosure required by Item 5.A.1 of Form 20-F.

Liquidity and Capital Resources, page 54

19.   Your discussion of cash flows from operating activities appears to be a recitation of the changes in line items and other information evident from your financial statements. Please revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your underlying cash flows and the indicative value of historical cash flows. As an example, please consider revising to disclose the day's sales outstanding at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Interpretive Release 33-8350.

Contractual Obligations, page 56

20.   We note your disclosure on page F-27 of your unrecognized tax benefits; however, you have not presented a corresponding obligation within your contractual obligations table nor have you disclosed the basis for excluding these amounts from the table. Please revise accordingly. In addition, tell us whether you have any purchase obligations that should be included in the table of contractual obligations. We refer you to Item 5.F of the Instructions to Form 20-F.

Application of Critical Accounting Policies and Estimates

Share-Based Compensation, page 57

21.   We note your disclosure of the objective and subjective factors you consider in determining the fair value of your common stock. Please revise to disclose the specific methods used in your valuations and the nature of the material assumptions involved. For example, disclose whether you use the market approach, the income approach or a blend of these approaches and the nature of the material assumptions under the method(s) used. Additionally, please revise to disclose the extent to which any significant estimates or assumptions are considered highly complex and subjective.

22.   Please explain the reasons for the increase in the estimated fair value of your ordinary shares between each valuation period. Clarify the extent to which the increase in the fair value of your ordinary shares was attributable to increases in likelihood of achieving a liquidity event; the prices, rights, preferences and privileges of your preferred shares relative to your ordinary shares; the prices of your preferred shares sold to outside investors in arms-length transactions; the ordinary shares underlying the award of illiquid securities in a private company; your results of operations and financial position; the material risks related to your business; your business strategy; the market performance of publicly traded companies in the cybersecurity space; and external market conditions affecting the cybersecurity industry.

Business

Our Services, page 73

23.   You offer maintenance and support in one-year and three-year increments. Please disclose why you offer these two contractual periods and tell us what consideration you gave to disclosing on a quantitative basis the proportion of one-year and three-year maintenance and support agreements.

Our Customers, page 74

24.   Please disclose the objective bases used to select the customers named in this section of your document. Likewise, provide similar information for the named integration partners at the top of page 77.

Case Studies

Software Company, page 75

25.   Please disclose the basis for the statement in the second paragraph that your solution was selected based on "[y]our strong, existing relationship with this customer…and their confidence in [y]our experience with complex deployments."

26.   Without additional information, your statement that total orders "exceeded 140 times the original order in 2010" does not enable investors to fully assess the significance of the increase. Please revise to provide more meaningful disclosure, such as by disclosing the amount of total orders in 2010. Similarly, revise to provide contextual disclosure with respect to similar statements in the other case studies in this section.

Compensation of Officers and Directors, page 95

27.   Supplementally advise, with a view to disclosure, whether you are required to disclose, or have disclosed, in Israel the annual compensation of your named executive officers and directors on an individual basis for the most recently completed fiscal year. See Item 6.B of Form 20-F.

Principal Shareholders, page 102

28.   You are required to provide beneficial ownership information for each director, officer or beneficial owner of 5% or more of your common shares (rather than of "more than 5%," as you have stated). See Part 7.A.1 of Form 20-F. Revise accordingly.

29.   You state in the table that Jerusalem Venture Partners beneficially owns 46.8% of your shares. You disclose elsewhere in your filing that Jerusalem Venture Partners is a beneficial owner of 46.3% of your shares. Please reconcile or advise.

30.   Footnotes (1) through (4) in this section disclaim beneficial ownership except to the extent of any pecuniary interest. Please remove this disclaimer or provide us an analysis supporting your belief that Exchange Act Rule 13d-4 disclaimers are proper outside of filings on Schedules 13D and 13G. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Rule 13d-4 permits any person to expressly declare in such person's Schedule 13D that the filing of such a statement shall not be construed as

an admission that the person is a beneficial owner of the securities covered by such statement.

Shares Eligible for Future Sale, page 114

31.   We note your reference in the second paragraph to "the volume of shares described below" that may be sold by affiliates, though it appears you have not provided this information. Please revise to disclose, under the heading "Rule 144" for example, the actual number of shares that may be sold by non-affiliates.

Taxation and Government Programs, page 116

32.   Please tell us why you have not included an opinion on the material foreign tax consequences. For guidance, refer to Section III and footnote 40 of Staff Legal Bulletin No. 19 (October 14, 2011).

Consolidated Financial Statements

Note 2. Significant Accounting Policies

l. Revenue Recognition, page F-11

33.   We note from your website that you offer premium implementation services designed for organizations that require custom implementation, significant integration with existing processes and systems, and population or uploading of the initial Vault dataset. Please tell us and disclose how your accounting and disclosure for project-based contract revenue and cost recognition complies with ASC 985-605-25-2, ASC 605-35 and the relevant guidance in ASC 985-605-25-88 through 25-107. Alternatively, tell us why contract accounting is not applicable.

34.   We note from your disclosures that maintenance and professional services are sold separately and therefore the selling price is based on VSOE. Please describe in greater detail the methodology for establishing VSOE of your maintenance and professional services. We refer you to ASC 985-605-25.

35.   We note from your disclosures on page 15 that you rely on channel partners, including systems integrators, distributors and value-added resellers, to generate a significant portion of your revenue. Please clarify when you recognize revenues sold through your network of channel partners, in addition to the distributors. Describe the type of evidence obtained from the reseller and the timeliness of this evidence. As part of your response, tell us how your revenue recognition policy complies with ASC 985-605-25 to 36.

36.   Please revise your disclosures to further describe how you recognize professional service revenues. For example, you should describe whether professional service revenues are sold on either a fixed fee or time and materials basis.

37.   We note from your disclosures that the company and its U.S. and U.K. subsidiaries generally do not grant a right of return to their customers. Please clarify whether there are instances when you grant a right of return. In addition, tell us whether your German subsidiary grants a right of return to their customers.

q. Basic and diluted net income per share, page F-13

38.   We note from your disclosures that the total weighted average number of shares related to outstanding options, warrants and preferred shares that have been excluded from the calculations of diluted net earnings per share was 1,515,130, 2,016,995 and 17,062,890 for the years ended December 31, 2011, 2012 and 2013, respectively. Please explain why significantly more shares were excluded from your calculation of diluted earnings per share for the year ended December 31, 2013.

t. Fair Value of Financial Instruments, page F-14

39.   We note from your disclosures that the warrants to purchase preferred shares are classified within Level 3 of the fair value hierarchy, which is determined using a valuation model completed by a third party valuation firm. Please revise your disclosures to include a reconciliation from the opening balances to the closing balances disclosing separately changes during the period. We refer you to ASC 820-10-50-2(c). In addition, describe the nature and extent of the specialists' involvement in determining the fair value of the warrants. Please see Question 141.02 of our Compliance and Disclosure Interpretations at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.

Note 7. Shareholders' Equity, page F-17

40.   We note from your disclosures on page F-15 that the warrants to purchase preferred shares are recorded as a liability as the underlying preferred shares are contingently redeemable (upon a deemed liquidation event) and, therefore, may obligate you to transfer assets in the future. Please revise your disclosures to explain the redemption features associated with your preferred shares. Describe the deemed liquidation event that may obligate you to transfer assets in the future. Tell us how you determined an equity classification is appropriate for your preferred shares. Please revise to include all the disclosures required by ASC 480-10-S99 and ASC 505-10-50-3.

Note 8. Income Taxes, page F-22

41.   We note from your disclosures on page F-26 that you are currently under examination of the Israeli Tax Authorities for the years 2009-2011. Please tell us your consideration of including a description of the tax years that remain subject to examination by foreign tax jurisdictions. We refer you to ASC 740-10-50-15(e).

Note 10. Basic and Diluted Earnings Per Share, F-27

42.   Please explain why dividends are excluded from your net income available to shareholders of ordinary shares in calculating diluted earnings per share during fiscal 2013, but not excluded during fiscal 2012 and 2011. In addition, explain why you include the preferred shares on an as-if-converted basis in calculating diluted earnings per share during fiscal 2012 and 2011, but do not include the preferred shares during fiscal 2013. As part of your response, tell us how your computation of diluted earnings per share complies with the guidance in ASC 260-10-45. Please provide us with the supporting computations for diluted earnings per share.

Note 11. Segments, Customers, and Geographic Location, page F-28

43.   Please revise to disclose the amount of revenues from your country of domicile. In addition, clarify whether the amount of revenues attributable to any individual foreign country are material. We refer you to FASB ASC 280-10-50-41.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Colin J. Diamond, Esq.
        White & Case LLP